U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)


                     POINT GROUP HOLDINGS, INCORPORATED
                              (Name of Issuer)

                                COMMON STOCK
                      (Title of Class of Securities)

                                87122R-10-0
                              (CUSIP Number)

                            John Fleming, President
                      Point Group Holdings, Incorporated
                     2240 Shelter Island Drive, Suite 202
                  San Diego, California 92106; (619) 226-3536
   (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 18, 2003
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): John Fleming

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)__________________________________________________________________

(b)__________________________________________________________________

3.  SEC Use Only:
_____________________________________________________________________

4.  Source of Funds (See Instructions):
     OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6.  Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 157,782,000

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  131,320,000

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 131,320,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11):  46.43%

14.  Type of Reporting Person:  IN

ITEM 1.   SECURITY AND ISSUER.

Point Group Holdings, Incorporated
Common Stock, $0.001 par value
2240 Shelter Island Drive, Suite 202
San Diego, California 92106

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  John Fleming

(b)  2240 Shelter Island Drive, Suite 202, San Diego, California 92106

(c)  President of Issuer, which is a holding company.

(d)  No.

(e)  No.

(f)  United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Pursuant to an Acquisition Agreement by and between the Issuer and the shareholders of AmCorp Group, Inc., Mr. Fleming acquired
31,320,000 of restricted common stock of the Issuer on October 10, 2002.

(b) On March 18, 2003, Mr. Fleming received 100,000,000 shares of restricted common stock of the Issuer as compensation for services rendered to the Issuer through December 31, 2002. This compensation had previously been approved by the Issuer's board of directors.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

(a) Pursuant to an Appointment of Proxy, dated September 12, 2002, Four Way Associates, Inc. authorizes John Fleming to vote and otherwise represent Four Way Associates, Inc.'s 10,000,000 common shares of the Issuer at annual and/or special shareholder's meetings and any adjournments for a period of two years.

(b) Pursuant to an Appointment of Proxy, dated September 12, 2002, Four Winds Associates, Inc. authorizes John Fleming to vote and otherwise represent Four Winds Associates, Inc.'s 9,962,800 common shares of the Issuer at annual and/or special shareholder's meetings and any adjournments for a period of two years.

(c) Pursuant to an Appointment of Proxy, dated September 12, 2002, Marc R. Tow authorizes John Fleming to vote and otherwise represent Marc R. Tow's 6,500,000 common shares of the Issuer at annual and/or special shareholder's meetings and any adjournments for a period of two years.

(d) Acquisition Agreement between the Issuer and shareholders of AmCorp Group, Inc., dated September 13, 2002 (incorporated by reference to Exhibit 2 of the Form 8-K filed on September 23, 2002).


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


                                              John Fleming



Date: March 18, 2003                         /s/  John Fleming